11016535

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-68543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Occom Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 46th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Howard-Johnson (646) 233-4890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes, LLC
(Name – *if individual, state last, first, middle name*)

280 Fore Street	Portland	ME	04106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Howard-Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Occom Capital Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(n/a)

Signature

Member

Title

Notary Public

CHRISTOPHER E. CHANG
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CH4771975
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 30, ~~2010~~ 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Occom Capital Partners, LLC

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Audited Financial Statements and Additional Information

Year Ended December 31, 2010 and Period from March 5, 2009 (Date of Inception) to December 31, 2009
With Independent Auditors' Report

BAKER | NEWMAN | NOYES

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Members
Occom Capital Partners, LLC

We have audited the accompanying statements of financial condition of Occom Capital Partners, LLC (the Company) as of December 31, 2010 and 2009 and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2010 and the period from March 5, 2009 (date of inception) through December 31, 2009, pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occom Capital Partners, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and the period from March 5, 2009 (date of inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
February 28, 2011

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash	$ 79,519	$ 62,245
Accounts receivable (notes 2 and 3)	159,972	93,880
Prepaid expenses	13,147	11,740
Total current assets	252,638	167,865
Security deposits	5,090	5,090
Equipment	15,864	15,864
Less accumulated depreciation	(4,707)	(1,535)
Net equipment	11,157	14,329
Total assets	$268,885	$187,284
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$ 806	$ 9,727
Other payables	16,825	11,621
Due to members	7,845	4,725
Total current liabilities	25,476	26,073
Commitments (note 5)		
Members' equity (note 4):		
Members' contributed capital; authorized 1,000,000 units; issued and outstanding 100 units	250,000	200,000
Accumulated deficit	(6,591)	(38,789)
Total members' equity	243,409	161,211
Total liabilities and members' equity	$268,885	$187,284

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2010 and the Period
March 5, 2009 (date of inception) to December 31, 2009

	2010	2009
Revenues:		
Advisory revenue (note 2)	$374,000	$150,000
Reimbursed expenses	42,149	57,978
Interest income	–	488
Total revenues	416,149	208,466
Expenses:		
Reimbursable expenses	42,149	57,972
Dues and subscriptions	21,643	15,128
Rent expense	90,352	32,647
Regulatory expenses	5,933	23,424
Office expenses	78,582	33,777
Travel expenses	43,641	22,509
Depreciation	3,172	1,535
Professional fees	28,348	16,613
Legal and accounting expenses	35,131	30,150
Consulting fees	35,000	13,500
Total expenses	383,951	247,255
Net income (loss)	$ 32,198	$ (38,789)

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2010 and the Period
March 5, 2009 (date of inception) to December 31, 2009

	Members Contributed Capital	Accumulated Deficit	Total
Capital contributions	$200,000	$ –	$200,000
Net loss	–	(38,789)	(38,789)
Balances at December 31, 2009	200,000	(38,789)	161,211
Capital contributions	50,000	–	50,000
Net income	–	32,198	32,198
Balances at December 31, 2010	$250,000	$ (6,591)	$243,409

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2010 and the Period
March 5, 2009 (date of inception) to December 31, 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 32,198	$ (38,789)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	3,172	1,535
Increase in accounts receivable	(66,092)	(93,880)
Increase in prepaid expenses	(1,407)	(11,740)
Increase in security deposits	–	(5,090)
(Decrease) increase in accounts payable	(8,921)	9,727
Increase in other payables	5,204	11,621
Increase in due to members	3,120	4,725
Net cash used by operating activities	(32,726)	(121,891)
Cash flows from investing activities:		
Fixed assets additions	–	(15,864)
Net cash used by investing activities	–	(15,864)
Cash flows from financing activities:		
Capital contributions	50,000	200,000
Net cash provided by financing activities	50,000	200,000
Net increase in cash	17,274	62,245
Cash at beginning of period	62,245	–
Cash at end of period	$ 79,519	$ 62,245

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Business

Occom Capital Partners, LLC (the Company) was incorporated on March 5, 2009 as a Delaware limited liability company by the filing of a certificate of formation with the Secretary of the State of Delaware pursuant to the *Delaware Limited Liability Company Act* (the Act) to engage in any activities allowed by the Act. The Company's offices are located in Portland, Maine and New York, New York.

The Company has registered as a broker/dealer under the *Securities Exchange Act of 1934* with the National Association of Securities Dealers, Inc. (NASD). The Company holds no customer funds.

Income Taxes

The Company's taxable income or losses flow through to the members to be reported in their individual income tax returns; accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years from 2009 through 2010 are open for Internal Revenue Service or State examination.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from such estimates.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of assets.

Revenue Recognition

The Company recognizes revenue as advisory services are performed in accordance with the underlying advisory contracts.

Accounts Receivable

Accounts receivable are carried at amounts deemed collectable, as determined by management after considering the nature and circumstances of past due accounts. No allowance for bad debts was considered necessary at December 31, 2010 or 2009. Accounts are charged-off when deemed uncollectable.

Subsequent Events

For the purposes of recognition and disclosure in the financial statements, management of the Company has evaluated subsequent events through February 28, 2011, which is the date these financial statements were available to be issued.

2. Concentrations of Credit

For the year ended December 31, 2010, advisory revenue from four customers exceeded 10% of revenues, and totaled $354,000 for 2010. As of December 31, 2010, substantially all accounts receivable was related to these four customers.

For the period ended December 31, 2009, advisory revenue from four customers exceeded 10% of revenues, and totaled $140,000 for 2009. As of December 31, 2009, accounts receivable related to these four customers totaled $93,085.

3. Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2010	2009
Advisory revenue	$134,000	$65,000
Reimbursable expenses	25,972	28,880
	$159,972	$93,880

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule which requires that the Company maintain minimum net capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. At December 31, 2010, the Company's Net Capital was $214,015 and its net capital ratio was 0.12 to 1.

5. Commitments

Operating Lease

The Company leases its offices under noncancelable operating leases expiring during 2011. The payments expected to be made during 2011 under these leases total approximately $29,496.

ADDITIONAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Members
Occom Capital Partners, LLC

In planning and performing our audit of the financial statements of Occom Capital Partners, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Members
Occom Capital Partners, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control over financial reporting that we consider to be a significant deficiency and communicated it in writing to management and those charged with governance in a letter dated February 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
February 28, 2011

OCCOM CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net Capital:	
Total members' equity:	
Members' contributed capital	$250,000
Accumulated deficit	(6,591)
Total members' equity qualified for net capital	243,409
Deductions:	
Nonallowable assets:	
Prepaid expenses	13,147
Security deposits	5,090
Equipment, net	11,157
Total deductions	29,394
Net capital	214,015
Minimum net capital	5,000
Excess net capital	$209,015
Aggregate indebtedness:	
Accounts payable	$ 806
Other payables	16,825
Due to stockholders	7,845
	$ 25,476
Ratio of aggregate indebtedness to net capital	11.9%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):	
Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$189,797
Audit adjustments, net	24,218
Net Capital per above	$214,015

OCCOM CAPITAL PARTNERS, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

December 31, 2010

The provisions of this rule are not applicable to Occom Capital Partners, LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Occom Capital Partners, LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

OCCOM CAPITAL PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2010

The provisions of this rule are not applicable to Occom Capital Partners, LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Occom Capital Partners, LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

Baker Newman & Noyes, LLC
info@bnncpa.com • 800.244.7444 • www.bnncpa.com

280 Fore Street • Portland, Maine 04101-4177 • 207.879.2100 Phone • 207.774.1793 Fax
650 Elm Street • Suite 302 • Manchester, New Hampshire 03101-2549 • 603.626.2200 Phone • 603.626.2288 Fax
One Harbour Place • Suite 130 • Portsmouth, New Hampshire 03801-3873 • 603.436.1146 Phone • 603.436.7756 Fax